U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated October  24, 2012

Commission File Number 1-15148

BRF – BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

1400 R. Hungria, 5th Floor
Jd América 01455000 São Paulo – SP, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):[   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Explanatory Note

BRF – Brasil Foods S.A. (the “Company”) is submitting this amended Report on Form 6‑K/A  to amend the Report on Form 6-K submitted to the Securities and Exchange Commission (the “SEC”) on July 18, 2011 containing the Performance Commitment Agreement (Termo de Compromisso de Desempenho), dated July 18, 2011 (the “Agreement”), between the Company and the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica).  The underlying Agreement remains unchanged, but the copy provided in this Report on Form 6-K/A identifies with greater specificity the portions of the Agreement that have been omitted pursuant to a request for confidential treatment filed with the SEC.

*              *              *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2012.

BRF – Brasil Foods S.A.

	By:	/s/ Leopoldo Viriato Saboya
		Name:	Leopoldo Viriato Saboya
		Title:	Financial and Investor Relations Director

EXHIBIT INDEX

Exhibit	Description of Exhibit
1*

Performance Commitment Agreement (Termo de Compromisso de Desempenho), dated July 18, 2011, between the Company and the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica).

*        Portions of the Performance Commitment Agreement were omitted pursuant to a request for confidential treatment filed with the SEC.